UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934


RECEIVED
FEB 08 2002
352

For the month of February, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated February 7, 2002 and Quarterly Report for the fourth quarter ended December 31, 2001	3-20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary



Listed	Share Symbol
TSE	CCO
NYSE	CCJ

web site address:
www.cameco.com

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Revenue, Earnings Increase In Fourth Quarter

Saskatoon, Saskatchewan, Canada, February 7, 2002 . . . .

Cameco Corporation today reported its financial results for the fourth quarter and year ended December 31, 2001.

HIGHLIGHTS

For the Year

- Earnings improved in 2001 despite continued low market prices for uranium and gold.
- Cash provided by operations, before other operating items, was $205 million in 2001 compared to $201 million in 2000.

For the Fourth Quarter

- Earnings per share rose to $0.50 compared to $0.26 before special items ($0.06 after special items) in the fourth quarter of 2000.
- 50% of the 2001 uranium sales volumes occurred in the fourth quarter, contributing to nuclear revenue of $293 million.
- Gold production declined as expected, compared with the fourth quarter of 2000.
- Bruce Power capacity factor was lower in the fourth quarter than in the previously reported period due to a planned maintenance outage.
- Cameco exercised options for some 63 million pounds U_3O_8 under the HEU feed component agreement with Russia, providing a predictable additional source of supply and market stability.

Financial Highlights

	3 months Ended Dec 31/01	3 months Ended Dec 31/00	Year Ended Dec 31/01	Year Ended Dec 31/00
Revenue ($ millions)	322	245	701	689
Earnings (loss) from operations ($ millions)	59	17	95	(46)
Net earnings attributable to common shares before special items ($ millions)	28	14	56	45
Net earnings (loss) attributable to common shares ($ millions)	28	3	56	(87)
Earnings per share before special items ($)	.50	.26	1.01	0.81
Earnings (loss) per share ($)	.50	.06	1.01	(1.57)
Average uranium spot price for the period ($US/lbs U_3O_8)	9.47	7.16	8.77	8.21
Cameco's average realized gold price for the period ($US/ounce)	317	301	292	314
Average spot market gold price for the period ($US/ounce)	279	269	271	279

. . . 2/

Production Highlights

	3 months Ended Dec 31/01	3 months Ended Dec 31/00	Year Ended Dec 31/01	Year Ended Dec 31/00
(Cameco's Share)				
Uranium concentrates (million lbs U_3O_8)	3.5	5.4	18.8	16.6
Uranium conversion (tU)	3,664	3,393	10,958	9,327
Gold (thousand oz)	59	67	251	223

CONSOLIDATED FINANCIAL RESULTS

In comparing the results for 2001 to the previous year, the following discussion excludes the writedown of mineral properties ($128 million) and the provision for waste disposal ($20 million) taken in 2000. The after-tax effect of these special items was $132 million ($2.38 per share). There were no similar items in 2001.

Fourth Quarter. For the three months ended December 31, 2001, net earnings attributable to common shares increased to $28 million ($0.50 per share) compared to $14 million ($0.26 per share) before special items in 2000. This increase was mainly due to a higher realized selling price for uranium concentrates and increased volumes for both concentrates and conversion services. Earnings were also bolstered by lower costs for administration and a reduced effective income tax rate. These improvements were partially offset by lower earnings from the gold business, which were the result of a decline in volume for the quarter.

Earnings from operations were $59 million in the fourth quarter of 2001 compared to $17 million in 2000.

Year. For 2001 net earnings attributable to common shares were $56 million ($1.01 per share) compared to $45 million ($0.81 per share) before special items in 2000. The increase was mainly attributable to the inclusion of Cameco's share of earnings from Bruce Power of about $7 million after tax. Earnings also benefited from improved results in the gold segment and reduced costs for administration, exploration and income taxes. Earnings from the gold business increased due to higher production and a lower unit cost. The effective tax rate for the year declined to 39% compared to 49% in the previous year due mainly to a greater proportion of pre-tax earnings being realized outside of Canada where they are subject to lower tax rates. These improvements were partially offset by lower earnings from the nuclear business due to a reduction in the realized selling prices for nuclear products. Although spot prices have been rising, there is a timing lag before improvements in the spot prices are reflected in the realized prices.

Earnings from operations were $95 million in 2001 compared to $102 million in 2000.

Cash flow from operating activities of $116 million was lower than in 2000 due to increased accounts receivable at year-end. As previously reported sales in the nuclear business in 2001 were unusually high in the month of December.

. . . 3/

SEGMENTED FINANCIAL RESULTS

Nuclear Business

	3 Months Ended Dec 31/01	3 Months Ended Dec 31/00	Year Ended Dec 31/01	Year Ended Dec 31/00
Revenue ($ millions)	293	212	586	580
Gross profit ($ millions)	67	43	116	129
Gross profit (%)	23	20	20	22
EBT* ($ millions)	63	39	116	117

* Earnings before taxes.

Fourth Quarter. Revenue from the nuclear business increased by 38% to $293 million from $212 million in the fourth quarter of 2000 due mainly to a 33% increase in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco's quarterly delivery patterns can vary significantly. A 5% increase in the average realized selling price for uranium concentrates compared with the fourth quarter of 2000 also contributed to the higher revenue. The rise in the realized price was primarily attributable to a higher uranium spot price which averaged $9.47 (US) in the fourth quarter compared to $7.16 (US) in the same period in 2000.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR), was $226 million in the fourth quarter of 2001 compared to $169 million in 2000. This increase reflects the higher sales volumes for the quarter.

Earnings before taxes (EBT) from the nuclear business increased by $24 million or 62% in the fourth quarter of 2001 while the profit margin for the quarter improved to 23% from 20% in the fourth quarter of 2000.

Year. Revenue from the nuclear business rose by 1% to $586 million due to a 3% increase in nuclear sales volume over the previous year. Revenue was negatively influenced by a moderately higher percentage of sales having market-related pricing which currently have lower prices than fixed-price sales contracts.

In 2001, the total cost of products and services sold, including DDR, was $470 million compared to $451 million in 2000, reflecting the higher sales volumes. The average unit cost for uranium concentrates was similar to the previous year while the unit cost for conversion services rose by about 4% due mainly to a higher cost for acquired services.

The uranium exploration program continued at a level consistent with the previous year.

In 2001 EBT from the nuclear business decreased marginally to $116 million from $117 million in 2000 and the profit margin declined to 20% from 22%.

. . . 4/

Gold Business

	3 Months Ended Dec 31/01	3 Months Ended Dec 31/00	Year Ended Dec 31/01	Year Ended Dec 31/00
Revenue ($ millions)	29	33	115	109
Gross profit ($ millions)	8	11	34	29
Gross profit (%)	28	34	29	26
EBT ($ millions)	5	9	26	19
Selling price ($US/oz)	317	301	292	314
Unit cash cost ($US/oz)	156	125	142	153

Fourth Quarter. Revenue from the gold business declined by $4 million or 12% compared to the fourth quarter of 2000 due to a 22% decrease in the amount sold. This was partially offset by an increase in the realized price for gold which rose from $301 (US) per ounce in the fourth quarter of 2000 to $317 (US) this fourth quarter due to more favourable hedge positions.

Gold production at Kumtor was 11% less than in the fourth quarter of 2000 due to an increase in the in-circuit inventory and a 2% decline in the ore grade which averaged 5.04 grams per tonne compared to 5.12 grams in 2000. Kumtor's cash cost per ounce for the quarter was $156 (US) compared to $125 (US) in the corresponding quarter of 2000.

For the quarter the gross profit margin for gold declined to 28% compared to 34% in 2000 due mainly to a higher unit cash cost, largely the result of lower production and increased maintenance activity.

Kumtor Gold Company's (KGC) hedge position at the end of December was 1,056,000 ounces, one-third being Cameco's share. These hedges are expected to yield average prices in the range of $300 (US) to $303 (US) per ounce. The mark-to-market gain on Cameco's share of the hedge position was $6 million (US) at December 31, 2001 based on a spot market gold price of $277 (US) per ounce.

Year. Revenue from the gold business rose by $6 million or 6% compared to the previous year, reflecting an 8% increase in sales volume which more than offset a decline in the average realized selling price. Cameco's realized price for gold declined from $314 (US) in 2000 to $292 (US) per ounce this year.

Gold production at Kumtor was 12% greater than in 2000 due to higher-grade ore which averaged 5.14 grams per tonne compared to 4.65 grams, an increase of 11%. An improved recovery rate, which rose to 83% from 82%, also contributed to the increased production. Kumtor's cash cost per ounce declined to $142 (US) in 2001 compared to $153 (US) in 2000. The non-cash cost per ounce was also lower than in 2000 due to lower straight-line depreciation charges.

. . . 5/

In 2001 the gross profit margin for gold was 29% compared to 26% in 2000. The lower realized price was more than offset by the reduced unit costs of production.

Corporate Expenses
In 2001 administration costs of $37 million decreased by $1 million compared to the previous year. Interest and other costs rose by $3 million reflecting lower interest income on the subordinated loan to KGC and lower foreign exchange gains.

Bruce Power
The operating highlights for the Bruce Power limited partnership (100%) for the fourth quarter and the period from May 12 to December 31, 2001 are as follows:

In the quarter electricity generation of 5.3 terawatt hours reflected a capacity factor of 75%. This capacity factor was lower than achieved earlier in the year due to a planned maintenance outage. This outage restricted revenue and resulted in no earnings before taxes.

Cameco's investment in Bruce Power was recorded from May 12, 2001. From this date to the end of 2001, 15.5 terawatt hours were generated reflecting a capacity factor of 87%.

	3 Months Ended Dec 31/01	May 12/01 to Dec 31/01
Output (terawatt hours)	5.3	15.5
Capacity factor (%)	75	87
($ million)		
Revenue	$204	$599
Operating costs	189	468
Earnings before interest & taxes	15	131
Interest	15	41
Earnings (loss) before taxes	$ -	$90
Cameco's 15% interest	-	$13
Less: Cameco's proprietary adjustments	-	1
Cameco's share of earnings before taxes	-	$12

Cameco's share of earnings before taxes for the May to December period was $12 million.

Note: A generating plan capacity factor for a given period represents the amount of electricity actually generated for sale expressed as a percentage of the amount of electricity the plant is capable of producing for sale.

CASH FLOW

In 2001 Cameco generated cash from operations of $116 million ($2.10 per share) compared to $224 million ($4.04 per share) in 2000. This decrease of $108 million reflects higher year-end accounts receivable which rose by $116 million compared to the previous year. As previously mentioned, deliveries in the nuclear business were heavily skewed to the fourth quarter. Cash from operations, excluding the changes in other operating items such as accounts receivable and payable, was $205 million compared to $201 million in 2000.

. . . 6/

Cash used in investing activities increased to $131 million this year from $85 million last year due primarily to the investment in Bruce Power which totaled $88 million at December 31, 2001 including outstanding amounts for fabricated fuel. Expenditures for property, plant and equipment were $36 million lower than in 2000 when the development at McArthur River was completed. During the year Cameco received $21 million (US) in repayment of principal on the subordinated loan to KGC compared to $11 million (US) in 2000. The outstanding balance on this loan was $76 million (US) at the end of 2001.

BALANCE SHEET

At December 31, 2001 total inventories had decreased by 3% to $354 million compared to $365 million at December 31, 2000. This decline was due to the depletion of the broken ore inventory at Rabbit Lake in preparation for the planned one year shutdown. Total long-term debt increased to $354 million from $294 million at December 31, 2000. At December 31, 2001, Cameco's net debt to capitalization ratio was 15%, up from 13% at the end of 2000.

TRENDS, EVENTS AND UNCERTAINTIES

The most significant factors impacting the financial performance of Cameco were:

- the market price for U_3O_8,
- sales volumes for nuclear products,
- foreign exchange rates between the Canadian and US dollars,
- the market price for gold,
- the unit costs of production, and
- the quantity and profitability of electricity generated by Bruce Power.

Uranium Spot Market

The spot price on December 31, 2001 was $9.50 (US) per pound U_3O_8, unchanged from the end of the third quarter. At the end of the fourth quarter of 2000, the spot price was $7.10 (US).

Spot demand in the fourth quarter was the highest during 2001. Spot supply, while not aggressive, was sufficient to meet each successive new demand that arose. As a consequence the spot price held steady through the quarter. The quarter ended with significant demand going into 2002.

The spot market volume in 2001 was approximately 17 million pounds U_3O_8, compared to about 15 million pounds during 2000.

For UF_6 conversion services, the spot market price also held steady through the fourth quarter at $5.25 (US) per kgU. This compares to $3.25 (US) per kgU at the end of 2000.

Uranium Long-Term Market

The long-term price indicator published by TradeTech was steady through the quarter ending the year at $10.50 (US) per pound U_3O_8. This compares with $9.25 (US) at the end of 2000.

. . . 7/

The long-term market was active in 2001 with long-term contracting estimated to have been about 80 million pounds U_3O_8.

The sum of annual spot market and long-term contract volumes has over the past several years been well below annual western world consumption illustrating the substantial increase in uncovered utility requirements and continued inventory drawdown.

Public Opinion Remains Supportive
A US survey conducted for the Nuclear Energy Institute in the fourth quarter of 2001 found 65% of adults surveyed favour the use of nuclear energy and 66% consider nuclear power plants safe. The percentages of US adults with these views was considerably higher than at any time since the questions were first asked in the early 1980s.

In Sweden which produces 44% of its electricity from nuclear power, a poll commissioned by the nuclear safety organization found that almost 80% of the Swedish population supports the continued use of nuclear power in spite of the adoption by the government in 1980 of a nuclear phase-out policy.

In Germany a recent opinion poll commissioned by the German Atomic Forum found that only 22% of the people surveyed expect nuclear's contribution to German industry to decline strongly in the next 20 years. This appears to contradict the views of the German parliament which recently approved a plan to phase out nuclear power over the next 20 years. Germany relies on nuclear energy for 33% of its electricity.

Gold Market Review
During the fourth quarter of 2001 the average spot market gold price was $279 (US) per ounce compared to $274 (US) in the third quarter. In spite of a brief price increase following the events of September 11, gold prices ended the year at $277 (US).

Foreign Exchange
Most of the company's revenues are in US dollars. At December 31, 2001, Cameco had a foreign currency hedge portfolio of $592 million (US) with an average spot exchange rate of $1.5637. Timing differences between the maturity and final usage of hedge contracts result in deferred charges. This impact will be recognized in the financial statements as hedge contracts are closed against their underlying exposure. At the end of the fourth quarter deferred charges will have the effect of reducing the reported exchange rate by $0.06 over the five-year hedge designation period.

During the quarter the Canadian dollar weakened against the US dollar from $1.5790 at the end of the third quarter to $1.5926 as of December 31, 2001. As a result Cameco's mark-to-market position on its foreign currency hedge portfolio was a loss of $17 million.

Ontario Electricity Market
In November 1997 the government of Ontario established a framework for restructuring the provincial electric power industry. Through this initiative the province is shifting from a monopoly-based electricity system to a competitive electricity market. On December 18, 2001 the Ontario government reaffirmed that the electricity market would be open to competition as of May 1, 2002.

. . . 8/

Upon market opening the existing arrangement through which Bruce Power sells all of its output at a fixed price to Ontario Power Generation will terminate. From that time forward, Bruce Power will sell its output into the new Independent Market Operator (IMO) spot market and to contracts with wholesale electricity customers such as power traders, local distribution companies, new retailers and large industrial power users. Bruce Power has already negotiated a number of wholesale contracts for a significant part of its expected output. Bruce Power is not adversely affected by the collapse of Enron.

Saskatchewan Royalty Regime Revised

In December 2001 the Saskatchewan royalty regime was revised effective January 1, 2001, to include both a basic and a tiered royalty. Under the new regime the basic royalty is unchanged; it is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.

The tiered royalty is an additional levy on the gross sales of uranium which applies only when the sales price exceeds prescribed levels adjusted for inflation. Uranium sales subject to the tiered royalty are first reduced by capital allowances for new mine or mill construction and certain mill expansions. When these capital allowances are reduced to zero, tiered royalties become payable.

Under the new regime the total uranium royalty payable, assuming various uranium sales prices and all capital allowances are reduced to zero, is shown in the following table.

Revised Saskatchewan Royalty Regime

Uranium Sales Price	Net Basic Royalty	Tiered Royalty	Total Royalty	Total Royalty	Marginal Rate
$ Cdn/ lbs U_3O_8				% of Sales Price	%
15	.60	.04	.64	4.3	10
20	.80	.34	1.14	5.7	10
25	1.00	.78	1.78	7.1	14
30	1.20	1.35	2.55	8.5	19
35	1.40	2.10	3.50	10.0	19

Under the new regime the marginal rates range from 4% to 19%, whereas under the previous regime the range was from 4% to 50%.

Cameco did not pay tiered royalties in 2001. In 2002 only the basic royalty is expected to be paid due to available capital allowances. The company believes it will benefit from the new regime as uranium prices rise in the coming years.

. . . 9/

OUTLOOK FOR 2002

Uranium Production (Cameco's share)

At McArthur River production of 13 million pounds U_3O_8 is planned for 2002. The ore from McArthur River will be blended for processing with low-grade ore in stockpile at Key Lake. At Rabbit Lake, mining of the Eagle Point deposit will resume during spring of 2002 with milling commencing in the third quarter. Eagle Point has about 18 million pounds U_3O_8 of reserves.

In the US Highland's production volume will decline in accordance with a mining plan announced in November 1998. At the Inkai development project in Kazakhstan, nominal production is planned for the test mine scheduled to begin operation in early 2002.

At Port Hope conversion volume is expected to increase marginally from 11,000 tonnes in 2001.

(000's lbs U_3O_8)	2002 Plan	2001 Actual
McArthur River	13,000	12,048
Key Lake	300	648
Rabbit Lake	3,000	4,563
Crow Butte	800	815
Highland	400	695
Total	17,500	18,769

Uranium Market

After a year in which the uranium spot price increased over 30% some industry analysts are predicting an increase during 2002 but at a more modest rate. For UF_6 conversion service prices which also saw a strong increase in 2001 analysts do not foresee significant downside risk to current price levels and anticipate modestly higher prices during 2002.

Long-term market demand for uranium in 2002 is expected to be similar to that reported for 2001 (see Trends, Events and Uncertainties above).

Nuclear Revenue and Margins

Cameco's nuclear revenue in 2002 is expected to rise nominally over the 2001 level. Nuclear sales volumes are expected to be slightly higher. Although market prices rose significantly during 2001 the average prices realized are expected to be relatively unchanged in 2002. About 60% of Cameco's long-term contracts contain pricing which references the spot price at the time of delivery. Nuclear margins are expected to be similar to 2001.

For 2002 deliveries a $1.00 (US) change in the U_3O_8 spot price from current levels would change revenue by about $20 million (Cdn), net earnings by about $9 million (Cdn) and cash flow by about $14 million (Cdn).

Gold Business

The 2002 Kumtor plan anticipates production of 660,000 ounces (Cameco's share is one-third). This 12% decline from 2001 is largely due to an 8% drop in average ore grade to 4.67 grams per tonne. The unit cash cost is expected to increase about 9% to $155 (US) per ounce due to the lower production volume. The average realized gold price (including related hedge positions at the end of 2001) is expected to decline marginally to $288 (US) per ounce.

. . . 10/

Bruce Power
Maintenance work on one Bruce B reactor unit which began near the end of the third quarter will continue into the first quarter before it returns to service. During the year there are outages planned for two other units as well. This maintenance program is expected to lead to a slightly lower capacity factor in 2002 than in 2001. Over the longer term Bruce Power's goal is to achieve a capacity factor of over 90%.

The restart program for the two Bruce A units will continue during the year in order to bring them back online by the summer of 2003. Of the $340 million project estimate approximately $65 million has been spent to date and the remainder will be largely incurred in 2002. An important milestone in the restart program will be Bruce Power's submission of an environmental assessment study to the Canadian Nuclear Safety Commission (CNSC), anticipated in 2002.

The investment in Bruce Power is expected to contribute significantly to Cameco's earnings and cash flows beginning in 2003.

Capital Expenditures
In 2002 capital expenditures are projected to be approximately $60 million, about one-half of which is to maintain existing capacity at all operations.

Cameco's share of expenditures at Cigar Lake are estimated at $13 million. In 2002 a construction license application is expected to be submitted to the CNSC and approval is expected to take about one year. The 2002 work program will focus on preparatory work including building a freeze plant and some underground drilling ahead of the construction phase anticipated in 2003. Once regulatory approval is granted and a development decision is taken, construction would be expected to take about 27 months and could lead to a production startup in 2005.

At the Inkai in situ leach project in Kazakhstan, Cameco's share of work at the test mine is expected to cost about $4 million.

Bruce Power's internal cashflow is expected to be sufficient to fund the majority of its 2002 capital programs including the program to restart two of the Bruce A units.

FIRST QUARTER 2002

Revenue in the nuclear business is expected to be stronger than in the first quarter of 2001 generating nearly 20% of the year's revenue compared to less than 10% in the same quarter in 2001. Improved sales volumes and prices are anticipated. In the gold business revenue is expected to decrease compared to the first quarter of 2001.

DIVIDEND ANNOUNCEMENT

Cameco also announced today that the company's board of directors declared its regular quarterly dividend of $0.125 per common share payable on April 15, 2002 to shareholders of record at the close of business on April 1, 2002.

. . . 11/

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium producer. The company's competitive position is based on its large high-grade reserves and low cost operations. Cameco is also one of the world's largest commercial providers of uranium conversion services. The company's uranium products are used to generate electricity in nuclear energy plants around the world providing one of the cleanest sources of energy available today. Cameco has an interest in the Bruce nuclear generating plant in Ontario and also produces gold. The company's shares trade on the Toronto and New York stock exchanges.

FORWARD-LOOKING STATEMENTS

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

CONFERENCE CALL

Cameco is hosting a conference call on Friday, February 8, 2002 from 9:00 a.m. to 10:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time) to discuss the fourth quarter and annual results. The call will be open to all members of the investment community. Members of the media will be invited to listen but not ask questions. In order to join the conference call on Friday, February 8, please dial (416) 641-6652 or (888) 489-9498 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please feel free to pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the call will be available shortly after the call on the company's web site www.cameco.com or by telephone replay until midnight, Friday, February 22 by calling (416) 626-4100 and entering the code 20222629.

. . . 12/

If you would like to print the notes to the consolidated financial statements, please go to the Cameco web site at www.cameco.com, or, to receive a fax copy (36 pages total), call the investor relations department at 306-956-6400.

For further information, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

Jamie McIntyre
Director, Investor and Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent
CCO The Toronto Stock Exchange CCJ New York Stock Exchange **Preferred Securities** CCJPR New York Stock Exchange	Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: (306) 956-6400 Fax: (306) 956-6318 Web: www.cameco.com	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: (800) 387-0825 (North America) Phone: (416) 643-5500 (outside North America)

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Year Ended	
	Dec 31/01	Dec 31/00	Dec 31/01	Dec 31/00
Financial (in millions)				
Revenue	$322	$245	$701	$689
Earnings (loss) from operations	59	17	95	(46)
Net earnings (loss) attributable to common shares	28	3	56	(87)
Cash provided by operations	63	85	116	224
Working capital (end of period)			552	410
Net debt to capitalization			15%	13%
Per common share				
Net earnings (loss)	$0.50	$0.06	$1.01	($1.57)
Cash provided by operations	1.13	1.53	2.10	4.04
Dividend	0.125	0.125	0.50	0.50
Weighted average number of paid common shares outstanding (in thousands)	55,473	55,300	55,399	55,523
Average uranium spot price for the period (US$/lb)	$9.47	$7.16	$8.77	$8.21

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

Cameco Production	Cameco's Share	Three Months Ended		Year Ended	
		Dec 31/01	Dec 31/00	Dec 31/01	Dec 31/00
Uranium production (in thousands lbs U3O8)					
McArthur River	69.8%	2,993	2,905	12,048	6,787
Rabbit Lake	100.0%	-	1,985	4,563	7,253
Key Lake	83.3%	155	41	648	870
Crow Butte	100.0%	189	203	815	792
Highland	100.0%	168	228	695	881
Total		3,505	5,362	18,769	16,583
Uranium conversion (tU)	100.0%	3,664	3,393	10,958	9,327
Gold (troy ounces)					
Kumtor	33.3%	59,199	66,845	250,907	223,339
Total		59,199	66,845	250,907	223,339

Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As at	
	Dec 31/01	Dec 31/00
Assets		
Current assets		
Cash	$33,737	$33,131
Accounts receivable	255,963	139,858
Inventories	354,384	347,141
Supplies and prepaid expenses	44,574	44,550
Current portion of long-term receivables, investments and other [note 7]	30,304	4,995
	718,962	569,675
Property, plant and equipment	1,994,424	2,044,820
Long-term receivables, investments and other [note 7]	233,961	168,460
Inventories	-	17,584
	2,228,385	2,230,864
Total assets	$2,947,347	$2,800,539
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$108,096	$101,874
Dividends payable	6,959	6,868
Current portion of long-term debt	26,189	24,670
Current portion of other liabilities	4,182	3,865
Future income taxes	21,311	22,632
	166,737	159,909
Long-term debt	327,773	269,677
Provision for reclamation	139,583	131,966
Other liabilities	9,787	13,134
Future income taxes	480,520	445,324
	1,124,400	1,020,010
Shareholders' equity		
Preferred securities	195,229	183,520
Share capital	670,031	665,651
Contributed surplus	472,488	472,488
Retained earnings	465,420	437,328
Cumulative translation account	19,779	21,542
	1,822,947	1,780,529
Total liabilities and shareholders' equity	$2,947,347	$2,800,539

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings (Loss)
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended	
	Dec 31/01	Dec 31/00	Dec 31/01	Dec 31/00
Revenue from				
Products and services	$321,646	$244,937	$700,839	$688,940
Expenses				
Products and services sold	192,555	150,318	422,067	413,880
Depreciation, depletion and reclamation	54,039	40,205	129,387	117,005
Administration	9,930	14,056	36,644	38,232
Exploration	6,212	5,535	18,203	20,804
Research and development	532	579	2,097	2,452
Interest and other	(626)	(2,488)	(2,366)	(5,657)
Writedown of mineral properties	-	-	-	127,738
Provision for waste disposal	-	20,218	-	20,218
	262,642	228,423	606,032	734,672
Earnings (loss) from operations	59,004	16,514	94,807	(45,732)
Earnings from Bruce Power	(459)	-	12,167	-
Other income	-	-	590	1,896
Earnings (loss) before income taxes	58,545	16,514	107,564	(43,836)
Income tax expense				
- current	5,897	1,117	9,586	4,540
- deferred	22,487	9,817	32,757	29,961
Net earnings (loss)	30,161	5,580	65,221	(78,337)
Preferred securities charges, net of tax	2,360	2,270	9,325	8,880
Net earnings (loss) attributable to common shares	$27,801	$3,310	$55,896	($87,217)
Basic earnings (loss) per common share	$0.50	$0.06	$1.01	($1.57)
Diluted earnings (loss) per common share	$0.50	$0.06	$1.01	($1.57)

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended	
	Dec 31/01	Dec 31/00	Dec 31/01	Dec 31/00
Retained earnings at beginning of period	$444,571	$440,764	$437,328	$552,154
Net earnings (loss)	30,161	5,580	65,221	(78,337)
Dividends on common shares	(6,952)	(6,746)	(27,804)	(27,609)
Preferred securities charges, net of tax	(2,360)	(2,270)	(9,325)	(8,880)
Retained earnings at end of period	$465,420	$437,328	$465,420	$437,328

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Year Ended	
	Dec 31/01	Dec 31/00	Dec 31/01	Dec 31/00
Operating activities				
Net earnings (loss)	$30,161	$5,580	$65,221	($78,337)
Items not requiring (providing) cash:				
Depreciation, depletion and reclamation	54,039	40,205	129,387	117,005
Provision for future taxes	22,487	9,817	32,757	29,961
Writedown of mineral properties	-	-	-	127,738
Provision for waste disposal	-	20,218	-	20,218
Earnings from Bruce Power	459	-	(12,167)	-
Deferred revenue recognized	(3,139)	(6,014)	(10,373)	(15,727)
Other operating items	(41,427)	14,715	(88,578)	23,447
Cash provided by operations	62,580	84,521	116,247	224,305
Investing activities				
Additions to property, plant and equipment	(18,277)	(13,658)	(58,275)	(94,977)
Increase in long-term receivables, investments and other	(8,120)	(991)	(94,808)	(991)
Decrease in long-term receivables, investments and other	11,254	10,601	21,963	10,601
Proceeds on sale of property, plant and equipment	(10,449)	246	403	246
Cash used in investing	(25,592)	(3,802)	(130,717)	(85,121)
Financing activities				
Increase in debt	-	-	79,932	-
Repayment of debt	(23,217)	(53,877)	(25,485)	(61,561)
Restricted cash	409	79	409	79
Issue of shares, net of issue costs	555	(734)	5,208	911
Shares repurchased	-	-	-	(46,484)
Preferred securities charges	(4,370)	(4,203)	(17,268)	(16,445)
Dividends	(6,983)	(6,866)	(27,720)	(28,022)
Cash provided by (used in) financing	(33,606)	(65,601)	15,076	(151,522)
Increase (decrease) in cash during the period	3,382	15,118	606	(12,338)
Cash at beginning of period	30,355	18,013	33,131	45,469
Cash at end of period	$33,737	$33,131	$33,737	$33,131

Supplemental cash flow disclosure				
Interest paid	$5,782	$7,584	$22,860	$28,601
Income taxes paid	$3,307	$1,184	$3,916	$4,316

See accompanying notes to consolidated financial statements

Segmented Information
(Unaudited)
(In Thousands)

For the three months ended December 31, 2001	Nuclear	Gold	Total
Revenue	$292,814	$28,832	$321,646
Expenses			
Products and services sold	179,306	13,249	192,555
Depreciation, depletion and reclamation	46,584	7,455	54,039
Exploration	3,065	3,147	6,212
Research & development	532	-	532
Earnings from Bruce Power	459	-	459
Non-segmented expenses			9,304
Earnings before income taxes	62,868	4,981	58,545
Income taxes			28,384
Net earnings			30,161
Preferred securities charges, net of tax			2,360
Net earnings attributable to common shares			$27,801

For the three months ended December 31, 2000	Nuclear	Gold	Total
Revenue	$211,461	$33,476	$244,937
Expenses			
Products and services sold	134,933	15,385	150,318
Depreciation, depletion and reclamation	33,490	6,715	40,205
Exploration	3,181	2,354	5,535
Research & development	579	-	579
Provision for waste disposal	20,218	-	20,218
Non-segmented expenses			11,568
Earnings before income taxes	19,060	9,022	16,514
Income taxes			10,934
Net earnings			5,580
Preferred securities charges, net of tax			2,270
Net earnings attributable to common shares			$3,310

Segmented Information

(Unaudited)

(In Thousands)

For the year ended December 31, 2001	Nuclear	Gold	Total
Revenue	$585,850	$114,989	$700,839
Expenses			
Products and services sold	369,927	52,140	422,067
Depreciation, depletion and reclamation	100,152	29,235	129,387
Exploration	10,143	8,060	18,203
Research & development	2,097	-	2,097
Earnings from Bruce Power	(12,167)	-	(12,167)
Other	(590)	-	(590)
Non-segmented expenses			34,278
Earnings before income taxes	116,288	25,554	107,564
Income taxes			42,343
Net earnings			65,221
Preferred securities charges, net of tax			9,325
Net earnings attributable to common shares			$55,896

For the year ended December 31, 2000	Nuclear	Gold	Total
Revenue	$579,688	$109,252	$688,940
Expenses			
Products and services sold	364,449	49,431	413,880
Depreciation, depletion and reclamation	85,856	31,149	117,005
Exploration	11,563	9,241	20,804
Research & development	2,452	-	2,452
Writedown of mineral properties	127,738	-	127,738
Provision for waste disposal	20,218	-	20,218
Other	(1,896)	-	(1,896)
Non-segmented expenses			32,575
Earnings (loss) before income taxes	(30,692)	19,431	(43,836)
Income taxes			34,501
Net earnings (loss)			(78,337)
Preferred securities charges, net of tax			8,880
Net earnings (loss) attributable to common shares			($87,217)

Notes to Consolidated Financial Statements:

1. These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles.
2. The interim financial statements, which include the use of estimates and judgments, contain all adjustments that management believes are necessary for fair presentation of Cameco's financial position, results of operations and cash flows.
3. The interim financial statements should be read in conjunction with, and are based on the same accounting policies as contained in Cameco's 2000 annual report.
4. Share Capital:
   a) At December 31, 2001, there were 55,671,440 common shares outstanding.
   b) Options in respect of 2,195,783 shares are outstanding under the stock option plan and are exercisable up to 2009. Upon exercise of certain existing options, additional options in respect of 314,250 shares would be granted.
5. Cameco's contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco's long-term debt at December 31, 2001 by $98 million.
6. Certain comparative figures for the prior period have been reclassified to conform to the current period's presentation.
7. On May 12, 2001, Bruce Power L.P. (Bruce Power) finalized a long-term lease with Ontario Power Generation to operate the Bruce nuclear power plants in Ontario. Cameco holds a 15% interest in Bruce Power and has committed to invest up to $100 million in the project. The equity method is being used to account for this investment. In addition, Cameco has entered into fuel supply agreements with Bruce Power and, at December 31, 2001, an amount of $40 million was receivable from Bruce Power under these agreements.